Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel.: 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Acquires Interest in Colombia’s Niscota Block
Paris, September 19, 2006 — A consortium comprising Total (50%), Hocol (operator, 20%, subsidiary of Maurel & Prom), and Talisman (30%) has been awarded the exploration rights for the Niscota Block in Colombia.
The 623-square-kilometre block is located approximately 180 kilometres northeast of Bogota in the Llanos basin, where major oil finds have already been made.
The partners are planning to conduct exploration operations in 2007.
Total in Colombia :
Total has been active in Colombia for many years through subsidiary TEPMA, which holds its interests in the Cusiana and Cupiagua fields (Total, 19%). The fields’ liquids are exported to the coast through the Ocensa pipeline (Total, 15.2%), while the gas is sold to the domestic market, mainly in Bogota.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com